Connie I. Milonakis +44 20 7418 1327 connie.milonakis@davispolk.com	Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR davispolk.com	Confidential

October 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Cadeler A/S
Amendment No. 1 to Draft Registration Statement on Form F-4

Dear Sir or Madam

Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (the “Company”), has confidentially submitted to the Staff of the Securities and Exchange Commission (the “Commission”) on August 28, 2023, pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), a Draft Registration Statement (the “August 28 DRS”) on Form F-4 (the “Registration Statement”) relating to the registration of the Company’s shares with a nominal value of DKK 1.00 per share (the “Shares”), under the Securities Act, in connection with the proposed offer by the Company to exchange each share of common stock of Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands, par value $0.01 per share, for American depositary shares representing 3.409 Shares, for non-public review by the Staff of the Commission prior to the public filing of the Registration Statement. As of the date hereof, the Company has submitted, pursuant to Section 6(e) of the Securities Act, Amendment No. 1 to the August 28 DRS for non-public review by the Staff of the Commission prior to the public filing of the Registration Statement.

The Company confirms that it qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Company also undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the anticipated effective date of the Registration Statement.

If you have any questions regarding Amendment No. 1 to the August 28 DRS or the Registration Statement or if we can be of any help in expediting the Commission Staff’s review, pleased do not hesitate to contact me by telephone at +44-20-7418-1327 or by email at connie.milonakis@davispolk.com.

Very truly yours

/s/ Connie I. Milonakis

Connie I. Milonakis

Partner

Davis Polk & Wardwell London LLP

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